Exhibit 99.1

November 9, 2023

Dear Jeffs’ Brands Ltd. Shareholders:

We cordially invite you to attend the Special General Meeting of Shareholders of Jeffs’ Brands Ltd. (the “Meeting”), to be held on Thursday, December 14, 2023 at 5:00 p.m. (Israel time), at the Company’s offices, at 7 Mezada Street, Bnei Brak, 5126112 Israel.

At the Meeting, shareholders will be asked to consider and vote on the matter listed in the enclosed Notice of Special General Meeting of Shareholders. Our board of directors recommends that you vote FOR the Proposal listed in the Notice.

Only shareholders of record at the close of business on Monday, November 13, 2023 are entitled to notice of and to vote at the Meeting.

Whether or not you plan to attend the Meeting, it is important that your ordinary shares be represented and voted at the Meeting. Accordingly, after reading the enclosed Notice of Special General Meeting of Shareholders and the accompanying proxy statement, please sign, date and mail the enclosed proxy card in the envelope provided or vote by telephone or over the Internet in accordance with the instructions on your proxy card.

We look forward to greeting as many of you as can attend the Meeting.

Sincerely,
/s/ Mr. Oz Adler
Mr. Oz Adler
Chairman of the Board of Directors

Notice of Special General Meeting of Shareholders
To be Held on December 14, 2023

Dear Jeffs’ Brands Ltd. Shareholders:

We cordially invite you to attend the Special General Meeting of Shareholders (the “Meeting”) of Jeffs’ Brands Ltd. (the “Company”), to be held on Thursday, December 14, 2023 at 5:00 p.m. (Israel time), at the Company’s offices, at 7 Mezada Street, Bnei Brak 5126112 Israel.

The following matter is on the agenda for the Meeting (the “Proposal”):

(1) To approve and ratify the election of Mr. Israel Yakov Berenstein as an external director of the Company, for a period of three years.

We know of no other matters to be submitted at the Meeting other than as specified herein. If any other business is properly brought before the Meeting, the persons named as proxies may vote in respect thereof in accordance with their best judgment.

You are entitled to receive notice of, and vote at, the Meeting if you are a shareholder of record at the close of business on November 13, 2023, in person or through a broker, trustee or other nominee that is one of our shareholders of record at such time, or which appear in the participant listing of a securities depository on that date.

You can vote your ordinary shares by attending the Meeting or by completing and signing the proxy card to be distributed with the proxy statement. If you hold ordinary shares through a bank, broker or other nominee (i.e., in “street name”) which is one of our shareholders of record at the close of business on November 13, 2023, or which appears in the participant listing of a securities depository on that date, you must follow the instructions included in the voting instruction form you receive from your bank, broker or nominee, and may also be able to submit voting instructions to your bank, broker or nominee by phone or via the Internet. Please be certain to have your control number from your voting instruction form ready for use in providing your voting instructions. If you hold your ordinary shares in “street name,” you must obtain a legal proxy from the record holder to enable you to participate in and to vote your ordinary shares at the Meeting (or to appoint a proxy to do so).

Our board of directors recommends that you vote FOR the above Proposal, which is described in the proxy statement.

The presence (in person or by proxy) of any two or more shareholders holding, in the aggregate, at least 25% of the voting power of the Company’s ordinary shares constitutes a quorum for purposes of the Meeting. If such quorum is not present within half an hour from the time scheduled for the Meeting, the Meeting will be adjourned to Friday, December 15, 2023 at 5:00 p.m. (Israel time). At such adjourned meeting the presence of at least one or more shareholders in person or by proxy (regardless of the voting power represented by their ordinary shares) will constitute a quorum.

The last date for submitting a request to include a Proposal in accordance with Section 66(b) of the Israeli Companies Law, 5759-1999, is November 16, 2023. A copy of the proxy statement (which includes the full version of the proposed resolutions) and a proxy card is being made available to shareholders and also furnished to the U.S. Securities and Exchange Commission, or the SEC, under cover of Form 6-K. Shareholders are also able to review the proxy statement at the “Investor relations” portion of our website, https://jeffsbrands.com/investor-relations or at our offices at 7 Mezada Street, Bnei Brak 5126112 Israel, upon prior notice and during regular working hours (telephone number: +972-3-7713520) until the date of the Meeting.

Whether or not you plan to attend the Meeting, it is important that your ordinary shares be represented and voted at the Meeting. Accordingly, after reading the Notice of Special General Meeting of Shareholders and the proxy statement, please sign, date and mail the proxy card in the envelope provided or vote by telephone or over the Internet in accordance with the instructions on your proxy card. If voting by mail, the proxy card must be received by no later than 11:59 p.m. EDT December 13, 2023 to be validly included in the tally of ordinary shares voted at the Meeting. Detailed proxy voting instructions will be provided both in the proxy statement and in the proxy card.

By Order of the Board of Directors,
/s/ Mr. Oz Adler
Mr. Oz Adler
Chairman of the Board of Directors

Proxy Statement

Special General Meeting of Shareholders
To Be Held on December 14, 2023

This proxy statement is being furnished in connection with the solicitation of proxies on behalf of the board of directors (the “Board”) of Jeffs’ Brands Ltd. (the “Company” or “Jeffs’ Brands”) to be voted at a Special General Meeting of Shareholders (the “Meeting”), and at any adjournment or postponement thereof, pursuant to the accompanying Notice of Special General Meeting of Shareholders. The Meeting will be held on Thursday, December 14, 2023, at 5:00 p.m. (Israel time), at the Company’s offices, at 7 Mezada Street, Bnei Brak, 5126112 Israel.

This proxy statement, the attached Notice of Special General Meeting of Shareholders and the enclosed proxy card or voting instruction form are being made available to holders of Jeffs’ Brands ordinary shares, beginning Monday, November 13, 2023.

You are entitled to receive notice of, and vote at, the Meeting if you are a shareholder of record at the close of business on Monday, November 13, 2023, in person or through a broker, trustee or other nominee that is one of our shareholders of record at such time, or which appear in the participant listing of a securities depository on that date. You can vote your ordinary shares by attending the Meeting or by following the instructions under “How You Can Vote” below. Our Board urges you to vote your ordinary shares so that they will be counted at the Meeting or at any postponements or adjournments of the Meeting.

Agenda Items

The following matter is on the agenda for the Meeting (the “Proposal”):

(1) To approve and ratify the election of Mr. Israel Yakov Berenstein as an external director of the Company, for a period of three years.

We are not aware of any other matters that will come before the Meeting. If any other matters are presented properly at the Meeting, the persons designated as proxies intend to vote upon such matters in accordance with their best judgment and the recommendation of the Board.

Board Recommendation

Our Board unanimously recommends that you vote “FOR” the above Proposal.

Quorum and Adjournment

On November 8, 2023, we had a total of 1,188,806 ordinary shares issued and outstanding. Each ordinary share outstanding as of the close of business on November 13, 2023, is entitled to one vote on the Proposal to be presented at the Meeting. Under our amended and restated articles of association, currently in effect (the “Articles”), the Meeting will be properly convened if at least two shareholders attend the Meeting in person or sign and return proxies, provided that they hold ordinary shares representing at least 25% of our voting power. If such quorum is not present within half an hour from the time scheduled for the Meeting, the Meeting will be adjourned to Friday, December 15, 2023, at 5:00p.m. (Israel time). At such adjourned meeting the presence of at least one or more shareholders in person or by proxy (regardless of the voting power represented by their ordinary shares) will constitute a quorum.

Abstentions and “broker non-votes” are counted as present and entitled to vote for purposes of determining a quorum. A “broker non-vote” occurs when a bank, broker or other holder of record holding ordinary shares for a beneficial owner attends the Meeting but does not vote on a particular proposal because that holder does not have discretionary voting power for that particular item and has not received instructions from the beneficial owner. Brokers that hold ordinary shares in “street name” for clients (as described below) typically have authority to vote on “routine” proposals even when they have not received instructions from beneficial owners. The Proposal on the agenda for the Meeting would likely not be treated as routine, however, we cannot be certain whether or not this will be treated as a routine matter since our proxy statement is prepared in compliance the Israeli Companies Law 5759-1999 (the “Companies Law”) rather than the rules applicable to domestic U.S. reporting companies. Therefore, it is important for a shareholder that holds ordinary shares through a bank or broker to instruct its bank or broker how to vote its ordinary shares, if the shareholder wants its ordinary shares to count for the Proposal.

Vote Required for Approval of the Proposal

The approval of the Proposal requires the affirmative vote of a majority of the voting power represented at Meeting in person or by proxy and voting thereon (which excludes abstentions); provided, that (i) a majority of the shares that are voted at the Meeting in favor of the Proposal, excluding abstentions, includes a majority of the votes of shareholders present and voting who are not controlling shareholders or do not have a personal interest in the proposal, excluding a personal interest that did not result from the shareholder’s relationship with the controlling shareholder; or (ii) the total number of shares held by the shareholders mentioned in clause (i) above that are voted against the Proposal does not exceed two percent (2%) of the aggregate voting rights in the Company.

A “personal interest” of a shareholder in an action or transaction of a company includes (i) a personal interest of any of the shareholder’s relative (i.e. spouse, brother or sister, parent, grandparent, child as well as child, brother, sister or parent of such shareholder’s spouse or the spouse of any of the above) or an interest of a company with respect to which the shareholder or the shareholder’s relative (as detailed above) holds 5% or more of such company’s issued shares or voting rights, in which any such person has the right to appoint a director or the chief executive officer or in which any such person serves as a director or the chief executive officer, including the personal interest of a person voting pursuant to a proxy whether or not the proxy grantor has a personal interest; and (ii) excludes an interest arising solely from the ownership of ordinary shares of the company.

The term “controlling shareholder” means a shareholder with the ability to direct the activities of the company, other than by virtue of being an office holder. A shareholder is presumed to have “control” of the company and thus to be a controlling shareholder of the company if the shareholder holds or controls, by himself or together with others 50% or more of the “means of control” of the company. “Means of control” is defined as any of the following (1) the right to vote at a general meeting of a company or a corresponding body of another corporation or (2) the right to appoint directors of the corporation or its general manager (chief executive officer).

If you do not state whether or not you are a controlling shareholder or do not confirm whether or not you have personal interest, your Shares will not be voted for the Proposal.

Apart from for the purpose of determining a quorum, broker non-votes will not be counted as present and are not entitled to vote. Abstentions will not be treated as either a vote “FOR” or “AGAINST” a matter.

How You Can Vote

You can vote either in person at the Meeting or by authorizing another person as your proxy, whether or not you attend the Meeting. You may vote in any of the manners below:

•        By Internet — If you are a shareholder of record, you can submit a proxy over the Internet by logging on to the website listed on the enclosed proxy card, entering your control number located on the enclosed proxy card and submitting a proxy by following the on-screen prompts. If you hold shares in “street name,” and if the brokerage firm, bank or other similar nominee that holds your shares offers Internet voting, you may follow the instructions shown on the enclosed voting instruction form in order to submit your proxy over the Internet;

•        By telephone — If you are a shareholder of record, you can submit a proxy by telephone by calling the toll-free number listed on the enclosed proxy card, entering your control number located on the enclosed proxy card and following the prompts. If you hold shares in “street name,” and if the brokerage firm, bank or other similar organization that holds your shares offers telephone voting, you may follow the instructions shown on the enclosed voting instruction form in order to submit a proxy by telephone; or

•        By mail — If you are a shareholder of record and received a printed proxy card, you can submit a proxy by completing, dating, signing and returning your proxy card in the postage-paid envelope provided. You should sign your name exactly as it appears on the enclosed proxy card. If you are signing in a representative capacity (for example, as a guardian, executor, trustee, custodian, attorney or officer of a corporation), please indicate your name and title or capacity. If you hold shares in “street name,” you have the right to direct your brokerage firm, bank or other similar organization on how to vote your shares, and the brokerage firm, bank or other similar organization is required to vote your shares in accordance with your instructions. To provide instructions to your brokerage firm, bank or other similar organization by mail, please complete, date, sign and return your voting instruction form in the postage-paid envelope provided by your brokerage firm, bank or other similar organization.

Registered Holders

If you are a shareholder of record whose ordinary shares are registered directly in your name with our transfer agent, VStock Transfer, LLC, you can vote your ordinary shares by attending the Meeting or by completing and signing a proxy card. In such case, these proxy materials are being sent directly to you. As the shareholder of record, you have the right to grant your voting proxy directly to the individuals listed as proxies on the proxy card or to vote in person at the Meeting. Please follow the instructions on the proxy card. You may change your mind and cancel your proxy card by sending us a written notice, by signing and returning a proxy card with a later date, or by voting in person or by proxy at the Meeting. We will not be able to count a proxy card from a registered holder unless we receive it at our offices at 7 Mezada Street, Bnei Brak 5126112 Israel, or Broadridge Financial Solutions, Inc. receives it in the enclosed envelope no later than 11:59 p.m. EDT on December 13, 2023.

If you provide specific instructions (by marking a box) with regard to the Proposal, your ordinary shares will be voted as you instruct. If you sign and return your proxy card or voting instruction form without giving specific instructions your ordinary shares will not be voted. The persons named as proxies in the enclosed proxy card will vote in their discretion on any other matters that properly come before the Meeting, including the authority to adjourn the Meeting pursuant to Article 30 of the Company’s Articles.

Beneficial Owners

If you are a beneficial owner of the ordinary shares held in a brokerage account or by a trustee or nominee, these proxy materials are being forwarded to you together with a voting instruction form by the broker, trustee or nominee or an agent hired by the broker, trustee or nominee. As a beneficial owner, you have the right to direct your broker, trustee or nominee how to vote, and you are also invited to attend the Meeting.

Because a beneficial owner is not a shareholder of record, you may not vote those ordinary shares directly at the Meeting unless you obtain a “legal proxy” from the broker, trustee or nominee that holds your ordinary shares, giving you the right to vote the ordinary shares at the Meeting. Your broker, trustee or nominee has enclosed or provided voting instructions for you to use in directing the broker, trustee or nominee how to vote your ordinary shares.

Who Can Vote

You are entitled to receive notice of, and vote at, the Meeting if you are a shareholder of record at the close of business on November 13, 2023, in person or through a broker, trustee or other nominee that is one of our shareholders of record at such time, or which appear in the participant listing of a securities depository on that date.

Revocation of Proxies

Shareholders of record may revoke the authority granted by their execution of proxies at any time before the effective exercise thereof by filing with us a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the Meeting. A shareholder who holds shares in “street name” should follow the directions of, or contact, the bank, broker or nominee if he, she or it desires to revoke or modify previously submitted voting instructions.

Solicitation of Proxies

Proxies are being made available to shareholders beginning November 13, 2023. Certain officers, directors, employees and agents of Jeffs’ Brands, may solicit proxies by telephone, emails, or other personal contact. We will bear the cost for the solicitation of the proxies, including postage, printing, and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of ordinary shares.

Voting Results

The final voting results will be tallied by the Company based on the information provided by Broadridge Financial Solutions, Inc. or otherwise, and the overall results of the Meeting will be published following the Meeting in a report of foreign private issuer on Form 6-K that will be furnished to the U.S. Securities and Exchange Commission, or the SEC.

Availability of Proxy Materials

Copies of the proxy card, the notice of the Meeting and this proxy statement are available at the “Investor relations” portion of our website, https://jeffsbrands.com/investor-relations. The contents of that website are not a part of this proxy statement. In addition, shareholders of record who wish to receive by post-mail copies of the proxy materials, may contact the Company directly at 7 Mezada Street, Bnei Brak 5126112 Israel, Attn: Ronen Zalayet, Chief Financial Officer, telephone number: +972-3-7713520.

PROPOSAL

APPROVAL AND RATIFICATION OF THE ELECTION OF EXTERNAL DIRECTOR

Background

Under the Companies Law, an Israeli company whose shares have been offered to the public or whose shares are listed for trading on a stock exchange in or outside of Israel is required to appoint at least two external directors to serve on its board of directors. External directors must meet stringent standards of independence. On September 29, 2022, we convened a Special General Meeting of Shareholders in which the Company’s shareholders appointed Tomer Etzyoni and Asaf Itzhaik to serve as external directors on our board of directors for a three-year term. On November 5, 2023, Asaf Itzhaik notified the Company of his intent to resign as an external director of the Company. Mr. Itzhaik’s resignation as an external director is not due to any disagreements with the Company. Therefore, at the Meeting, shareholders will be asked to appoint Israel Yakov Berenstein as an external director in Mr. Itzhaik’s replacement.

The initial term of an external director is three years. Thereafter, an external director may be re-elected, subject to certain circumstances and conditions, by shareholders to serve in that capacity for up to two additional three-year terms subject to additional requirements under the Companies Law. The term of office for external directors for Israeli companies traded on certain foreign stock exchanges, including Nasdaq, may be extended indefinitely in increments of additional three-year terms, in each case provided that the audit committee and the board of directors of the company confirm that, in light of the external director’s expertise and special contribution to the work of the board of directors and its committees, the re-election for such additional period(s) is beneficial to the company, and provided that the external director is re-elected subject to the same shareholder vote requirements (as described above regarding the re-election of external directors). Prior to the approval of the re-election of the external director at a general meeting of shareholders, the company’s shareholders must be informed of the term previously served by him or her and of the reasons why the board of directors and audit committee recommended the extension of his or her term.

External directors may be removed from office by a Special General Meeting of shareholders called by the board of directors, which approves such dismissal by the same shareholder vote percentage required for their election or by a court, in each case, only under limited circumstances, including ceasing to meet the statutory qualifications for appointment or violating their duty of loyalty to the company. An external director may also be removed by order of an Israeli court if, following a request made by a director or shareholder of the company, the court finds that such external director has ceased to meet the statutory qualifications for his or her appointment as stipulated in the Companies Law or has violated his or her duty of loyalty to the company.

If an external directorship becomes vacant and there are fewer than two external directors on the board of directors at the time, then the board of directors is required under the Companies Law to call a meeting of the shareholders as soon as practicable to appoint a replacement external director. Each committee of the board of directors that exercises the powers of the board of directors must include at least one external director, except that the audit committee and the compensation committee must include all external directors then serving on the board of directors and an external director must serve as chair thereof. Under the Companies Law, external directors of a company are prohibited from receiving, directly or indirectly, any compensation from the company other than for their services as external directors pursuant to the Companies Law and the regulations promulgated thereunder. Compensation of an external director is determined prior to his or her appointment and may not be changed during his or her term subject to certain exceptions.

The Companies Law sets forth a number of limitations pursuant to which a person may be appointed as an external director, including, but not limited to, such person’s relationship with a company’s controlling shareholders or the company itself. Furthermore, the Companies Law stipulates that a person may be appointed as an external director only if he or she has professional qualifications or if he or she has accounting and financial expertise, provided that at least one of the external directors must be determined by our board of directors to have accounting and financial expertise. However, if at least one of our other directors (i) meets the independence requirements under the Securities Exchange Act of 1934 (the “Exchange Act”), (ii) meets the independence requirements of Nasdaq rules for membership on the audit committee and (iii) has accounting and financial expertise as defined under the Companies Law, then neither of our external directors is required to possess accounting and financial expertise as long as each possesses the requisite professional qualifications.

The foregoing description of the legal framework governing the appointment and removal of external directors under the Companies Law is qualified by reference to “Item 6. — C. Board Practices — External Directors” in our Annual Report on Form 20-F, filed with the SEC on April 10, 2023 (the “Annual Report”).

Mr. Berenstein has certified to the Company that he complies with all requirements under the Companies Law for serving as an external director. Such certification will be available for inspection at the Meeting. The Board has also determined that Mr. Berenstein is financially literate as contemplated by the rules of Nasdaq, and meets the requirements of being an independent director for the purpose of the audit committee and compensation committee pursuant to the rules of the SEC, Nasdaq and the Companies Law. The Board has further determined that Mr. Berenstein has “professional expertise” pursuant to the rules of the Companies Law.

Mr. Berenstein, as an external director will be entitled to a fixed monthly fee of NIS 6,200, similar to the fee the Company’s non-employee directors are entitled to receive and in accordance with Regulation 8A of the Companies Law, External Directors Remuneration Regulations, 2000. In addition, Mr. Berenstein shall be entitled to the same insurance, indemnification, and exculpation arrangements, as currently in effect for the Company’s officers and directors; all of which is in accordance with the Company’s Articles and the Company’s compensation policy.

The biographical information for Israel Yakov Berenstein, whose election as an external director will be subject to ratification and approval at the Meeting, appears below:

Mr. Berenstein is nominated to serve as one of our external directors. Mr. Berenstein has served as a director of Plantify Foods INC. (TSXV: PTFY) since July 2023, Save Foods Inc. (NASDAQ: SVFD) since August 2020 and Upsellon Brands Holdings Ltd (TASE: UPSL) since May 2019. He recently became an independent lawyer and has been working out of a self-owned law firm. Previously he worked at Ben Yakov, Shvimer, Dolev — Law Office from 2020-2022. Formerly, Mr. Berenstein served in the legal department of Sonol Israel Ltd. from April 2010 to December 2020. Before that, he worked as a commercial lawyer and litigator for a leading Israeli law firm from July 2000 to April 2010. Mr. Berenstein earned an LL.B. in Law and an M.A. in Political Science from Bar-Ilan University, Israel. Mr. Berenstein was admitted to the Israel Bar Association in 2000.

Proposal

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, that Israel Yakov Berenstein be elected as an external director of the Company, to serve for a three-year term and until his successor has been duly elected and qualified, or until his office is vacated in accordance with the Company’s amended and restated articles of association or the Companies Law.”

Vote Required

See “Vote Required for Approval of the Proposal” above.

Board Recommendation

The Board recommends a vote “FOR” the election of Mr. Berenstein as an external director of the Company for a three-year term.

OTHER BUSINESS

The Board is not aware of any other matters that may be presented at the Meeting other than those described in this proxy statement. If any other matters do properly come before the Meeting, including the authority to adjourn the Meeting pursuant to Article 30 of the Company’s Articles, it is intended that the persons named as proxies will vote, pursuant to their discretionary authority, according to their best judgment in the interest of the Company.

ADDITIONAL INFORMATION

The Annual Report filed with the SEC on April 10, 2023 is available for viewing and downloading on the SEC’s website at www.sec.gov.

The Company is subject to the information reporting requirements of the Exchange Act applicable to foreign private issuers. The Company fulfills these requirements by filing reports with the SEC. The Company’s filings with the SEC are available to the public on the SEC’s website at www.sec.gov. As a foreign private issuer, the Company is exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this proxy statement should not be taken as an admission that the Company is subject to those proxy rules.

By Order of the Board of Directors,
/s/ Mr. Oz Adler
Mr. Oz Adler
Chairman of the Board of Directors
Dated: November 9, 2023